BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, expressed in Canadian dollars)

($000s)	September 30, 2017	December 31, 2016

ASSETS
Current assets
Accounts receivable (note 13)	$38,263	$39,227
Current portion of loan receivable	—	6,225
Deposits and prepaid expenses	7,302	5,205
Marketable securities	—	4,322
Current portion of risk management asset (note 13)	23,140	—
	68,705	54,979
Risk management asset (note 13)	2,737	445
Loan receivable	—	8,775
Deferred taxes (note 9)	42,489	63,713
Exploration and evaluation assets (note 3)	22,813	29,246
Property, plant and equipment (note 4)	1,197,618	1,296,572
Total assets	$1,334,362	$1,453,730

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$93,709	$78,695
Current portion of other deferred liabilities (note 6)	4,638	7,899
Current portion of deferred capital obligation (note 4)	13,709	18,165
Current portion of risk management liability (note 13)	4,055	13,936
Current portion of Credit Facilities (note 5)	—	19,143
	116,111	137,838
Credit Facilities (note 5)	8,279	—
Convertible Debentures (liability component) (note 5)	38,894	37,420
Senior Notes (note 5)	304,515	324,691
Risk management liability (note 13)	4,127	2,646
Other deferred liabilities (note 6)	18,472	21,148
Deferred capital obligation	—	3,725
Decommissioning liabilities	57,137	62,844
Total liabilities	547,535	590,312

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 7)	1,068,376	1,068,084
Convertible Debentures (equity component) (note 5)	7,818	7,818
Contributed surplus	55,845	54,418
Retained earnings (deficit)	(345,212)	(266,902)
Total shareholders’ equity	786,827	863,418
Total liabilities and shareholders’ equity	$1,334,362	$1,453,730

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	1

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016

REVENUES
Petroleum and natural gas sales	$47,042	$54,947	$184,411	$152,798
Royalties	(3,884)	(3,857)	(17,894)	(10,897)
Other income	1,111	1,577	4,091	7,169
Total revenues net of royalties	44,269	52,667	170,608	149,070

Realized gain (loss) on commodity contracts	13,631	3,475	19,800	22,132
Unrealized gain (loss) on commodity contracts	2,886	1,042	37,912	(4,219)
Revenues net of royalties and commodity contracts	60,786	57,184	228,320	166,983

EXPENSES
Production	27,211	27,523	85,159	82,568
Transportation	6,962	2,726	17,012	8,965
General and administrative	7,325	5,493	20,616	14,881
Loss on marketable securities	—	—	461	—
Share-based compensation (note 8)	553	1,367	1,163	2,671
Depletion and depreciation (note 4)	32,024	34,470	92,855	109,632
(Gain) loss on property dispositions (note 4)	18,828	(9,799)	56,798	(917)
Total expenses	92,903	61,780	274,064	217,800

NET LOSS BEFORE FINANCE AND TAXES	(32,117)	(4,596)	(45,744)	(50,817)

Finance expenses (note 10)	9,666	11,267	29,308	36,330
Realized (gain) loss on foreign exchange (note 11)	(1)	—	484	(505)
Unrealized (gain) loss on foreign exchange (note 11)	(9,441)	1,967	(18,450)	(14,324)

NET LOSS BEFORE TAXES	(32,341)	(17,830)	(57,086)	(72,318)

TAXES
Deferred tax (recovery) expense (note 9)	(10,217)	(3,923)	21,224	(22,565)

NET LOSS AND COMPREHENSIVE LOSS	$(22,124)	$(13,907)	$(78,310)	$(49,753)

Net loss per share (note 12)
Basic	($0.45)	($0.31)	($1.59)	($1.22)
Diluted	($0.45)	($0.31)	($1.59)	($1.22)

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	2

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, expressed in Canadian dollars)
For the nine months ended September 30,

($000s)	2017	2016

SHAREHOLDERS’ CAPITAL
Common shares (note 7)
Balance, beginning of period	$1,068,084	$1,000,100
Issued for property acquisition	—	29,178
Share-based compensation awards	289	285
Share issue costs on property acquisition, net of tax effect	—	(98)
Issued for cash on equity issue	—	30,000
Share issue costs on equity issue, net of tax effect	3	(1,284)
Balance, end of period	1,068,376	1,058,181

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 5)
Balance, beginning of period	7,818	—
Conversion feature of Convertible Debentures issued, net of tax effect	—	7,816
Balance, end of period	7,818	7,816

CONTRIBUTED SURPLUS
Balance, beginning of period	54,418	50,706
Share-based compensation expense	1,427	2,802
Balance, end of period	55,845	53,508

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(266,902)	(240,234)
Net loss	(78,310)	(49,753)
Balance, end of period	(345,212)	(289,987)

TOTAL SHAREHOLDERS’ EQUITY	$786,827	$829,518

See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net loss	$(22,124)	$(13,907)	$(78,310)	$(49,753)
Adjustments for:
Depletion and depreciation (note 4)	32,024	34,470	92,855	109,632
Non-cash financing and accretion	1,563	1,272	4,544	3,365
Share-based compensation (note 8)	553	1,518	1,330	2,822
Unrealized (gain) loss on commodity contracts	(2,886)	(1,042)	(37,912)	4,219
Unrealized (gain) loss on foreign exchange (note 11)	(9,441)	1,967	(18,450)	(14,324)
Loss on marketable securities	—	—	461	—
(Gain) loss on property dispositions (note 4)	18,828	(9,799)	56,798	(917)
Deferred tax expense (recovery) (note 9)	(10,217)	(3,923)	21,224	(22,565)
Decommissioning costs incurred	(361)	(638)	(1,503)	(2,321)
Change in non-cash working capital (note 14)	15,092	(7,493)	748	(9,726)
	23,031	2,425	41,785	20,432

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of Convertible Debentures, net of issue costs	—	47,600	—	47,600
Issuance of Senior Notes, net of issue costs (note 5)	—	—	—	(55)
Issuance of share capital, net of issue costs (note 7)	—	28,242	4	28,107
Settlement of share based payments	(9)	(655)	(1,232)	(719)
Advances from loans and borrowings	78,604	412,820	309,912	1,346,462
Repayment of loans and borrowings	(83,424)	(607,278)	(320,776)	(1,567,477)
Obligations under finance lease	(1,908)	(1,281)	(5,680)	(2,080)
Deferred lease inducements	(85)	(85)	(255)	(255)
Deferred capital obligations	(8,963)	(1,468)	(8,181)	(1,468)
Change in non-cash working capital (note 14)	(1,048)	6,651	21,527	6,757
	(16,833)	(115,454)	(4,681)	(143,128)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets (note 3)	(435)	(848)	(1,628)	(1,724)
Additions to property, plant and equipment (note 4)	(40,191)	(16,393)	(95,416)	(52,356)
Proceeds on sale of property, plant and equipment	16,554	115,971	48,314	193,800
Proceeds on sale of marketable securities	—	—	3,861	—
Change in non-cash working capital (note 14)	17,874	14,299	7,765	(17,024)
	(6,198)	113,029	(37,104)	122,696

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Cash paid:
Interest	$2,156	$3,832	$19,859	$24,803
See accompanying notes to the condensed consolidated financial statements.

Bellatrix Exploration Ltd.	4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on November 8, 2017. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2016.

b.	Basis of measurement
The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the audited consolidated financial statements and notes thereto as at and for the fiscal year ended December 31, 2016.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2015	$87,919
Additions	2,349
Dispositions	(31,176)
Transfer to oil and natural gas properties	(29,846)
Balance, December 31, 2016	29,246
Additions	1,628
Dispositions	(7,843)
Transfer to oil and natural gas properties	(218)
Balance, September 30, 2017	$22,813
Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production.

Bellatrix Exploration Ltd.	5

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2015	$2,565,698	$105,035	$26,190	$2,696,923
Additions	61,002	9,590	230	70,822
Acquisition	29,735	—	—	29,735
Transfer from exploration and evaluation assets	29,846	—	—	29,846
Joint venture wells	6,687	—	—	6,687
Disposals	(658,014)	(58,565)	—	(716,579)
Balance, December 31, 2016	2,034,954	56,060	26,420	2,117,434
Additions	83,807	9,474	1,550	94,831
Transfer from exploration and evaluation assets	218	—	—	218
Disposals	(298,102)	—	—	(298,102)
Balance, September 30, 2017	$1,820,877	$65,534	$27,970	$1,914,381
Accumulated Depletion, Depreciation and Impairment (Reversal)
Balance, December 31, 2015	$1,211,214	$1,829	$9,031	$1,222,074
Charge for time period	131,468	1,862	3,188	136,518
Disposals	(272,026)	(1,704)	—	(273,730)
Impairment (reversal)	(264,000)	—	—	(264,000)
Balance, December 31, 2016	806,656	1,987	12,219	820,862
Charge for time period	89,872	843	2,140	92,855
Disposals	(196,954)	—	—	(196,954)
Balance, September 30, 2017	$699,574	$2,830	$14,359	$716,763

Carrying Amounts
At December 31, 2016	$1,228,298	$54,073	$14,201	$1,296,572
At September 30, 2017	$1,121,303	$62,704	$13,611	$1,197,618
Bellatrix has included $774.7 million (2016: $1.07 billion) for future development costs and excluded $41.3 million (2016: $60.8 million) for estimated salvage value from the depletion calculation for the nine months ended September 30, 2017. Operated facilities includes capital associated with the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant (“Alder Flats Plant”) and related infrastructure. Costs of facilities under construction of $37.1 million (2016: $12.5 million) related to Phase 2 of the Alder Flats Plant were excluded from depreciation calculations for the nine months ended September 30, 2017. A deferred capital obligation for the Alder Flats Plant of $10.3 million is outstanding at September 30, 2017. Construction of Phase 2 of the Alder Flats Plant is expected to be completed in the second quarter of 2018.
For the nine months ended September 30, 2017, the Company capitalized $5.8 million (2016: $5.5 million) of general and administrative expenses and $0.7 million (2016: $0.9 million) of share-based compensation expense directly related to exploration and development activities.
Dispositions
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. The remaining deferred capital obligation at September 30,

Bellatrix Exploration Ltd.	6

2017 was $3.4 million and will be incurred in the fourth quarter of 2017. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

5.	DEBT

($000s)	September 30, 2017	December 31, 2016
Credit Facilities - current	$—	$19,143
Credit Facilities - non-current	8,279	—
Convertible Debentures (liability component)	38,894	37,420
Senior Notes (mature on May 15, 2020)	304,515	324,691
Debt	$351,688	$381,254
Credit Facilities
At September 30, 2017, the Company had $8.3 million outstanding under its $120 million syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.
The Credit Facilities bear interest at a floating rate. For the nine months ended September 30, 2017 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.28%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at September 30, 2017, total outstanding letters of credit were $12.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Convertible Debentures
At September 30, 2017, Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. Each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10).
The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Bellatrix Exploration Ltd.	7

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$—	$—
Issuance of Convertible Debentures	38,540	11,460
Issue costs	(1,842)	(548)
Deferred income tax liability	—	(3,094)
Effective interest on Convertible Debentures	722	—
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	1,474	—
Balance, September 30, 2017	$38,894	$7,818
Senior Notes
At September 30, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%.

($000s)	Amount
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain (1)(2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain (1)(2)	(22,263)
Amortization of discount and debt issue costs	2,087
Balance, September 30, 2017	$304,515

(1)	Exchange rate (CDN$/US$1.00) at September 30, 2017 was 1.251 (December 31, 2016: 1.3427).

(2)	Amount does not include unrealized loss on foreign exchange contracts of $4.1 million (December 31, 2016: $2.0 million), refer to note 11.
Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant, which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”).

Bellatrix Exploration Ltd.	8

The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at September 30, 2017:

	Covenant as at	Position at
	September 30, 2017	September 30, 2017
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.27x

(1)
“Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at September 30, 2017 was $95.4 million.

(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2017 was $75.1 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Senior Notes and the Company’s position therewith as at September 30, 2017:

	Covenant as at	Position at
	September 30, 2017	September 30, 2017
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.01x

(1)
Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).   For the trailing twelve months ended September 30, 2017, fixed charges were $36.2 million and consolidated cash flow was $72.7 million.

Bellatrix Exploration Ltd.	9

6.	OTHER DEFERRED LIABILITIES

($000s)	September 30, 2017	December 31, 2016
Deferred liabilities (current)
Current portion of finance lease obligation	$1,288	$1,539
Current portion of deferred lease inducements	340	340
Current portion of deferred financing obligations (1)	3,010	6,020
Current portion of other deferred liabilities	$4,638	$7,899
Deferred liabilities (long term)
Finance lease obligation	5,975	6,890
Deferred lease inducements	1,791	2,047
Deferred financing obligations (1)	—	1,505
Deferred gain (1)	10,706	10,706
Other deferred liabilities	$18,472	$21,148
(1) Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016.

7.	SHAREHOLDERS’ CAPITAL
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed consolidated financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
At September 30, 2017, Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At September 30, 2017, no preferred shares have been issued. All shares issued are fully paid and have no par value.

	September 30, 2017		September 30, 2016
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,317,166	$1,068,084	38,392,782	$1,000,100
Shares issued on settlement of share-based compensation	60,860	289	55,953	285
Issued for cash on equity issue	—	—	5,000,000	30,000
Share issue costs on equity issue, net of tax effect	—	3	—	(1,284)
Shares issued for property acquisition	—	—	4,109,515	29,178
Share issue costs on property acquisition, net of tax effect	—	—	—	(98)
Balance, end of period	49,378,026	$1,068,376	47,558,250	$1,058,181

Bellatrix Exploration Ltd.	10

8.	SHARE-BASED COMPENSATION PLANS
The following table provides a summary of the Company’s share-based compensation expense (recovery) for the three and nine months ended September 30, 2017 and September 30, 2016:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017(1)	2016(2)	2017(3)	2016(4)
Share options expense	$119	$594	$916	$1,930
Deferred share units expense (recovery)	87	938	111	740
Restricted awards expense (recovery)	257	(128)	202	10
Performance awards expense (recovery)	90	(37)	(66)	(9)
Share-based compensation expense	$553	$1,367	$1,163	$2,671

(1)
The expense for share options is net of adjustments for capitalization of $0.1 million. The expense for restricted units is net of adjustments for capitalization of $0.1 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.

(2)	The expense for share options is net of adjustments for capitalization of $0.3 million.

(3)	The expense for share options is net of adjustments for capitalization of $0.5 million. The expense for restricted awards is net of adjustments for capitalization of $0.2 million.

(4)	The expense for share options is net of adjustments for capitalization of $0.9 million. The expense for restricted awards is net of adjustments for capitalization of $0.1 million.
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, September 30, 2017	$1,906	$798	$550	$3,254
Liability balance, December 31, 2016	$2,360	$1,038	$751	$4,149

a.	Share Option Plan
During the three and nine months ended September 30, 2017, Bellatrix granted nil (2016: 581,820) and 185,000 (2016: 581,820) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.
Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The weighted average trading price of the Company’s common shares on the TSX for the three and nine months ended September 30, 2017 was $3.17 (2016: $5.86) and $4.58 (2016: $6.66), respectively.
The following tables summarize information regarding Bellatrix’s Share Option Plan:
Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2016	$23.22	2,573,024
Granted	$4.55	185,000
Cancelled	$42.57	(491,000)
Forfeited	$25.78	(367,442)
Expired	$16.85	(239,668)
At September 30, 2017	$15.76	1,659,914
As of September 30, 2017, a total of 4,937,803 common shares were reserved for issuance on exercise of share options, leaving an additional 3,277,889 available for future share option grants.

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Share Options Outstanding, September 30, 2017

	Outstanding			Exercisable
Exercise Price	At September 30, 2017	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 2017	Exercise Price
$ 3.85 - $ 4.47	125,000	$3.85	4.7	—	—
$ 4.48 - $ 5.55	498,480	$5.10	3.9	238,592	$5.10
$ 5.56 - $ 18.70	76,400	$7.78	4.1	10,928	$14.30
$ 18.71 - $ 19.52	634,666	$18.75	2.7	479,993	$18.75
$ 19.53 - $ 20.33	127,934	$20.30	2.0	88,391	$20.30
$ 20.34 - $ 37.95	78,534	$34.87	1.0	78,534	$34.87
$ 37.96 - $ 45.78	26,700	$39.01	1.3	26,700	$39.01
$ 45.79 - $ 50.20	92,200	$46.28	1.7	92,200	$46.28
$ 3.85 - $ 50.20	1,659,914	$15.76	3.1	1,015,338	$19.91

b.	Long-term Incentive Plans
The following table summarizes the Deferred Share Units (“DSUs”), Restricted Awards (“RAs”), and Performance Awards (“PAs”) movement for the nine months ended September 30, 2017:

	DSUs	RAs	PAs
Balance, December 31, 2016	377,667	426,395	303,335
Granted	260,381	611,640	370,000
Exercised	(120,150)	(164,967)	(61,920)
Forfeited	—	(47,713)	(27,720)
Balance, September 30, 2017	517,898	825,355	583,695

9.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. A deferred income tax expense was recognized in the nine months ended September 30, 2017 following the completion of a non-core property disposition in the second quarter of 2017. As at September 30, 2017, Bellatrix had approximately $1.34 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $142.9 million that expire in years through 2033.

10.	FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Interest on Credit Facilities (1)	$599	$2,572	$1,415	$11,392
Interest on Convertible Debentures (2)	1,365	750	3,998	750
Interest on Senior Notes (2)	7,336	7,580	22,912	23,007
Accretion on decommissioning liabilities (non-cash)	366	365	983	1,181
Finance expense	$9,666	$11,267	$29,308	$36,330

(1)	Includes interest at a floating rate, for the nine months ended September 30, 2017. The weighted average interest rate for amounts borrowed under the Credit Facilities was 4.28%.

(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 5).

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11.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Unrealized gain (loss) on foreign exchange	11,612	(2,669)	22,529	17,350
Unrealized gain (loss) on foreign exchange contracts	(2,171)	702	(4,079)	(3,026)
Unrealized gain (loss on foreign exchange	9,441	(1,967)	18,450	14,324
Realized gain (loss) on foreign exchange	1	—	(484)	505
Gain (loss) on foreign exchange	$9,442	$(1,967)	$17,966	$14,829
Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at September 30, 2017:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$ 32,500	$ 1.3076	$ 42,497
Fixed	May 14, 2020	$ 30,000	$ 1.3080	$ 39,240

12.	PER SHARE AMOUNTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Basic common shares outstanding	49,378,026	47,558,250	49,378,026	47,558,250
Fully dilutive effect of:
Share options outstanding	1,659,914	2,605,454	1,659,914	2,605,454
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840	6,172,840	6,172,840
Fully diluted common shares outstanding	57,210,780	56,336,544	57,210,780	56,336,544
Weighted average shares outstanding	49,378,026	45,328,384	49,343,026	40,841,510
Dilutive effect of share options and Convertible Debentures (1)	—	—	—	—
Diluted weighted average shares outstanding	49,378,026	45,328,384	49,343,026	40,841,510
Net loss per share - basic and diluted	$(0.45)	$(0.31)	$(1.59)	$(1.22)

(1)
For the three and nine months ended September 30, 2017, a total of 1,659,914 (2016: 2,605,454) share options and 6,172,840 (2016: 6,172,840) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to credit risk, liquidity risk, and market risk (including foreign exchange risk, commodity price risk, and interest rate risk) from its use of financial instruments.
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

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The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company‘s capital structure includes shareholders’ equity, Credit Facilities, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior unsecured notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow, asset disposals and borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations. Please refer to note 5 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized funds flow from operations (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Convertible Debentures (liability component), Senior Notes, and plus or minus adjusted working capital (defined below), divided by funds flow from operations (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The capital budgets are approved by the Board of Directors.

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The Company’s capital structure and its calculation of the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended September 30,				Nine months ended September 30,
($000s, except where noted)	2017		2016		2017		2016
Credit Facilities	8,279		119,728		8,279		119,728
Adjusted working capital deficiency (1)	48,144		24,858		48,144		24,858
Subtotal	56,423		144,586		56,423		144,586
Senior Notes (due May 15, 2020) (2)	304,515		316,529		304,515		316,529
Net debt (1)	360,938		461,115		360,938		461,115
Convertible Debentures (liability component)	38,894		36,950		38,894		36,950
Total net debt (1) at period end	399,832		498,065		399,832		498,065
Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	33,200		42,224		56,720		43,305
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	10.9	x	10.9	x	6.4	x	10.6	x
Total net debt to periods funds flow from operations ratio (annualized) (3)	12.0	x	11.8	x	7.0	x	11.5	x
Debt to funds flow from operations ratio (trailing) (4)
Funds flow from operations (trailing) (4)	39,927		62,133		39,927		62,133
Net debt (1) to funds flow from operations ratio (4) (trailing) (5)	9.0	x	7.4	x	9.0	x	7.4	x
Total net debt (1) to funds flow from operations ratio (4) (trailing) (5)	10.0	x	8.0	x	10.0	x	8.0	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Convertible Debentures (liability component), and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of Credit Facilities. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the three and nine months ended September 30, 2017, Senior Notes includes an unrealized foreign exchange gain of $11.5 million (2016: $2.7 million loss) and a gain of $22.3 million (2016: $17.4 million gain), respectively, and does not include an unrealized loss of $2.2 million (2016: $0.7 million gain) and $4.1 million loss (2016: $3.0 million loss) on foreign exchange contracts, respectively.
(3) For the three months ended September 30, 2017 and 2016, net debt and total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized. For the nine months ended September 30, 2017 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon funds flow from operations, for the nine months ended September 30, 2017 and 2016, annualized. Funds flow from operations for the three and nine months ended September 30, 2017 was $8.3 million (2016: $10.6 million) and $42.5 million (2016: $32.5 million), respectively.
(4) Funds flow from operations as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.
(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve months ended September 30, 2017 and September 30, 2016.
As at September 30, 2017, the Company’s ratio of total net debt to annualized funds flow from operations (based on third quarter 2017 funds flow from operations) was 12.0 times. The total net debt to annualized funds flow from operations ratio as at September 30, 2017 increased from 11.8 times at September 30, 2016 primarily due to the decrease in annualized funds flow between the periods mainly driven by a decrease in realized natural gas prices, offset by a decrease in total net debt as a result of non-core property dispositions. Total net debt at September 30, 2017 was $399.8 million, a decrease of $98.3 million compared to total net debt of $498.1 million at September 30, 2016.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties and other parties.

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A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $4.1 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
As at September 30, 2017, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$14,544	$5,232	$19,776
Revenue and other accruals	19,001	174	19,175
Less: Allowance for doubtful accounts	—	(688)	(688)
Total accounts receivable	$33,545	$4,718	$38,263
In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on a review of the individual balances within the accounts receivable balance at September 30, 2017, and specifically the balances greater than 90 days, a provision of $0.7 million was made.
The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5 and the ability to repay the Credit Facilities.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. To facilitate the capital expenditure program, the Company has established Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Credit Facilities was $120 million at September 30, 2017, providing the Company with approximately $111.7 million of available liquidity (excluding outstanding letters of credit). Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 5, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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The following are the contractual maturities of liabilities as at September 30, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$93,709	$93,709	$—	$—	$—
Credit Facilities	8,279	—	8,279	—	—
Convertible Debentures (liability component)	38,894	—	—	38,894	—
Senior Notes	304,515	—	304,515	—	—
Finance lease obligation	7,263	1,288	1,082	930	3,963
Total	$452,660	$94,997	$313,876	$39,824	$3,963
(1) Includes $0.1 million of accrued interest payable in relation to the Credit Facilities, $10.0 million related to interest on the Senior Notes and nil on the Convertible Debentures.

e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit. The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risk in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 11 for the foreign exchange risk management contacts that the Company has entered into at September 30, 2017.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of 36 months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities. The

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agreement governing the Credit Facilities contains limits on the volumes the Company may hedge based on its trailing quarter sales volumes.
As at September 30, 2017, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type	Period	Volume	Price Floor		Price Ceiling		Index
Natural gas fixed	October 1, 2017 to December 31, 2017	115,995 GJ/d	$2.93	CDN	$2.93	CDN	AECO
Natural gas fixed	October 1, 2017 to October 31, 2017	30,000 GJ/d	$1.63	CDN	$1.63	CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	$2.69	CDN	AECO

Natural gas liquids fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	October 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

h.	Interest Rate RIsk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bears a floating rate of interest. As at September 30, 2017, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended September 30, 2017 would have been approximately $0.1 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net loss had interest rates been 1% higher.

i.	Fair Value
The Company’s financial instruments as at September 30, 2017 include accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, Credit Facilities, Convertible Debentures and Senior Notes. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term maturities.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.
The risk management assets and liabilities at September 30, 2017 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.

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($000s)	September 30, 2017	December 31, 2016
Current portion commodity contract asset	$23,140	$—
Commodity contract asset (long term)	2,737	—
Foreign exchange contract asset (long term)	—	445
Foreign exchange contract liability (long term)	(3,634)	—
Current portion commodity contract liability	(4,055)	(13,936)
Commodity contract liability (long term)	(493)	(2,646)
Net risk management asset (liability)	$17,695	$(16,137)
Amounts outstanding under the Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

14.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Changes in non-cash working capital items:
Accounts receivable	$793	$5,456	$964	$19,279
Deposits and prepaid expenses	2,525	256	(2,097)	121
Loan Receivable	—	—	15,000	—
Accounts payable and accrued liabilities	28,600	7,745	16,173	(39,430)
Restricted cash	—	—	—	37
	$31,918	$13,457	$30,040	$(19,993)
Changes related to:
Operating activities	$15,092	$(7,493)	$748	$(9,726)
Financing activities	(1,048)	6,651	21,527	6,757
Investing activities	17,874	14,299	7,765	(17,024)
	$31,918	$13,457	$30,040	$(19,993)

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